EXHIBIT 99.1

Hydro Capital Markets Day - Continued profitable growth

"Few 99-year-olds are more fit and better prepared to meet the future than Hydro," says President and CEO Eivind Reiten in connection with the company's annual Capital Markets Day. "In the course of a few years Hydro has doubled its oil and gas production, achieving the same in Aluminium. And today we are presenting new, ambitious targets for the company."

The solid results in 2004 are attributable to more cost-efficient operations, a marked increase in oil and gas production, a high oil price and improvements in the market for primary aluminium. Safety developments in the company are positive. At the same time, Hydro's European primary aluminium operations face some demanding challenges, as the result of high energy prices and a weak dollar. The company has announced write-downs affecting parts of its European smelter activities, while emphasizing the need for a continued focus on restructuring.

Hydro's Capital Markets Day presentation includes the following detailed information:

*   Updated production estimate for oil and gas for 2004: 570,000 barrels oil equivalents
(boe) per day
*   Production target for oil and gas for 2005: 575,000 boe per day
*   Increased exploration activity; Hydro will participate in more than 30 wells in 2005, of which roughly 20 are on the Norwegian Continental Shelf (NCS)
*   Participation in new international oil projects in Angola and the Gulf of Mexico
*   Adjustments to Hydro's long-term prices used for investments and normalization
*   Updated forecast for growth in oil and gas production to more than 700,000 boe per day in 2008, giving an average annual growth of roughly 8 percent in the period from 2001 through 2008
*   Updated forecast for the production of primary aluminium to roughly 2 million tonnes in
2009, including a new plant in Qatar
*   RoaCE target for 2006 based on new normalization prices: 7.5-8.5 percent

The company has made some extensive changes in recent years and is now concentrating with full vigor on pursuing its development as an energy and aluminium business.

"We started 2004 with the successful stock exchange launch of our former agri business and are concluding it with the unveiling of our plans for a large and strategically important aluminium plant in Qatar. During the year we have delivered the Nye Tyin power plant in Norway, completed the biggest and most environmentally friendly aluminium plant in Europe, located in Sunndal, Norway, and fully commenced the task of developing the enormous Ormen Lange gas field and the world's longest subsea pipeline, Langeled. To mention a few," says Reiten. "These projects - combined with efficient operations, innovative force and expertise - provide the basis for continued profitable growth for Hydro in the years to come."

Hydro's average oil and gas production for 2004 is expected to be approximately 570,000 boe per day. Efforts to ensure cost-efficient and safe production on Hydro's oil installations have continued. Production costs per barrel of oil in 2004 are well below the previously communicated target of NOK 24 per boe.

The improvement programs in Aluminium have had a considerable effect. Hydro has implemented further cost-improvement measures in 2004 at its Norwegian aluminium metal plants. These measures are expected to result in an annual improvement of about NOK 350-400 million, having full effect from the second quarter of 2005.

The strengthening of the Euro and the Norwegian krone against the US dollar weakens the competitiveness of Hydro's European aluminium activities. Since the acquisition of VAW in March 2002, the Euro has appreciated by some 30 percent and the effect of this - combined with a considerable increase in power costs for Hydro's primary production in Germany - has led to a write-down in the value of three primary aluminium plants of some NOK 1.5 billion after tax. This write-down will be charged to the results for the fourth quarter of 2004.

Hydro's international oil and gas strategy was adjusted in 2003 to secure an optimal balance between exploration and the acquisition of already proven resources. The adjustment is now bearing fruit. In 2004 Hydro has signed deals relating to participation in Block 4 in Angola and in the Champlain and Lorien fields in the Gulf of Mexico. Altogether, these fields are expected to lead to an increase in Hydro's international oil production of some 30,000 boe per day from 2008-2010. This represents about 50 percent of Hydro's total current international oil production.

Exploration activity has been reorganized, with Hydro having acquired new acreage in 2004 that provides the company a balanced exploration portfolio in the coming year.

Hydro's financial position is solid. The company's debt-equity ratio, including off balance-sheet pension and leasing obligations, has been considerably strengthened throughout 2004. The company's long-term goal is a debt-equity ratio of about 0.5. The debt-equity ratio at the end of the third quarter was 0.12, better than the long-term target.

Adjustments in long-term prices for future investments and normalization

Hydro has a requirement for a 10 percent real rate of return on investments after tax, but has now amended its long-term prices to be used when evaluating future investments. The long-term oil price has been adjusted from USD 16 to USD 25 per barrel. The aluminium price has been adjusted from USD 1400 to USD 1500 per tonne. In the opposite direction, the long-term USD/NOK exchange rate has been adjusted downwards from 8 to 7. Developments in recent years, combined with expectations of future prices, provide a sound basis for making this adjustment. All projects meeting the required rate of return will be tested using an oil price of USD 20 per barrel, and USD 1400 per tonne of aluminium, as part of a thorough quality assurance procedure.

The new long-term prices will also be used when calculating normalized results and Return on average Capital Employed, RoaCE.

Outlook for 2005 and beyond

Oil and gas production is expected to average about 575,000 boe for 2005. The 2005 target for production cost per barrel is NOK 24. This is an increase from the levels in 2003 and 2004 and is largely attributable to the higher costs of purchasing injection gas for the Grane field, as well as somewhat higher costs linked to new fields coming on stream.

Hydro will increase its exploration activity in 2005. Hydro is planning to participate in 30 wells in 2005, of which about 20 are on the NCS. In 2005 Hydro will drill exploration wells in the Barents Sea, Norwegian Sea and in the North Sea.

Hydro anticipates a somewhat higher production of primary aluminium as a result of the full effect of the Sunndal expansion and increased access to primary aluminium in 2005 following the Alouette expansion in Canada. The company's efforts to improve the competitive position of its upstream operations will continue, and Hydro will press on to improve the situation for businesses that do not generate a satisfactory rate of return. The strategy of growing in highly profitable downstream markets will continue.

Hydro is expecting somewhat flatter production growth in 2005 than in 2004, but is maintaining and continuing its long-term production goals. Oil and gas production from Hydro's existing portfolio is expected to climb to more than 700,000 boe per day in 2008. This means that the company is still planning for an average annual growth in oil and gas production, in the period 2001-2008, of about 8 percent. Production of primary aluminium is expected to increase from about 1.6 million tonnes in 2004 to approximately 2.0 million tonnes in 2009. This estimate includes the impact of the new plant in Qatar.

The investment level for 2005 is expected to be about NOK 24 billion, inclusive of exploration. The investments come from a financially robust project portfolio that is expected to contribute to further production growth and solid profitability in the years ahead. A greater share of the investments in the years to come will be linked to development projects in Oil & Energy. For 2005 investments in Oil & Energy will amount to approximately NOK 16 billion. In addition, the exploration activity will be increased to a level of about NOK 2 billion.

Hydro has in 2004 made good progress towards achieving its 2006 RoaCE target of 7.5-8.5 percent, when measured based on the new normalized prices.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
Telephone:(+47) 22 53 32 73
Cellular: (+47) 95 02 83 63
E-mail:   Idar.Eikrem@hydro.com

Kjetil Bakken
Telephone: (+47) 22 53 23 13
Cellular:  (+47) 91 88 98 89
E-mail:    Kjetil.Bakken@hydro.com